Prudential Investment Portfolios, Inc. 17
PGIM Total Return Bond Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of July, 2019, between PGIM Investments LLC (the Manager) and PGIM, Inc. (PGIM).

WHEREAS the Manager and PGIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PGIM for the services provided by PGIM to the PGIM Total Return Bond Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

             0.20% on average daily net assets up to $8 billion;
0.16% on average daily net assets from $8 billion to $17.5 billion;
0.145% on average daily net assets over $17.5 billion.

2.  The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
       Scott E. Benjamin, Executive Vice President

PGIM, INC.

By: /s/ Paul R. Parseghian
       Paul R. Parseghian, Vice President